UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Focus Financial Partners Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

34417P 100

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident FFP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,250,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,250,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.6% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident FFP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,250,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,250,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.6% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident Capital VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.0% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

CUSIP No. 34417P 100	Schedule 13D

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 1, 2018, as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on March 3, 2021, as amended by Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on March 18, 2021, and as amended by Amendment No. 3 (“Amendment No. 3”) filed by the undersigned with the Securities and Exchange Commission on February 2, 2023 (as amended, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

From time to time since the date of original investment in the Issuer, the Reporting Persons have engaged in evaluations of the Issuer and its business, including engaging in discussions with management, other stockholders and other persons. On February 2, 2023, the Reporting Persons filed Amendment No. 3 with the Securities and Exchange Commission relating to their potential participation in the proposed acquisition by certain investment funds affiliated with Clayton, Dubilier & Rice, LLC (“CD&R”) of all of the outstanding Common Stock of the Issuer (the “Proposed Transaction”), as described in more detail in Amendment No. 3.

Merger Agreement

On February 27, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the Proposed Transaction, by and among the Issuer, Ferdinand FFP Acquisition, LLC, a Delaware limited liability company (“Parent”) that is affiliated with CD&R and Stone Point Capital LLC (“Stone Point”), Ferdinand FFP Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Company Merger Sub”), Ferdinand FFP Merger Sub 2, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“LLC Merger Sub”, and collectively with Company Merger Sub, “Merger Subs”) and Focus Financial Partners, LLC, a Delaware limited liability company and a subsidiary of the Issuer (“Focus LLC”). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Merger Agreement, which is filed herewith as Exhibit I.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) LLC Merger Sub will merge with and into Focus LLC (the “LLC Merger”), with Focus LLC surviving the LLC Merger and (b) Company Merger Sub will merge with and into the Issuer (the “Company Merger”, and collectively with the LLC Merger, the “Mergers”), with the Issuer surviving the Company Merger.

At the effective time of the Company Merger (the “Company Merger Effective Time”), (a) each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time, other than Excluded Shares, will be converted into the right to receive $53 per share of Class A Common Stock in cash, without interest (the “Merger Consideration”), and (b) each share of the Issuer’s Class B Common Stock (“Class B Common Stock” and together with the Class A Common Stock, the “Company Stock”) issued and outstanding immediately prior to the Company Merger Effective Time will automatically be cancelled and cease to exist. At the effective time of the LLC Merger (the “LLC Merger Effective Time”), each of the Common Units and Incentive Units of Focus LLC (each, a “Focus LLC Unit”) issued and outstanding immediately prior to the LLC Merger Effective Time and after the Vested Units Exchanges (as described below), other than (i) the Rollover Units and any other Focus LLC Units owned by Parent and (ii) the Focus LLC Units owned by the Issuer or any of its wholly owned subsidiaries, will be cancelled and forfeited for no consideration.

Immediately prior to and conditioned upon the LLC Merger Effective Time, the Issuer will require each member of Focus LLC (other than the Issuer and its wholly-owned subsidiaries and Parent) to effect an Exchange (as defined in the Fourth Amended and Restated Operating Agreement of Focus LLC, dated as of July 30, 2018, as amended (the “Focus LLC Agreement”)) of all outstanding Vested Common Units held by such member (including, with respect to each such member who holds Vested Incentive Units, the applicable number of Vested Common Units received as a result of the conversion (based on the IU Conversion Ratio) of Vested Incentive Units held by such member that have a Hurdle Amount that is less than the Merger Consideration), other than the Rollover Units, together with, as applicable, the surrender for cancellation of the corresponding number of shares of Class B Common Stock in accordance with the Focus LLC Agreement (the “Vested Units Exchanges”).

Consummation of the Mergers is subject to the satisfaction or, if permitted by law, waiver by Parent, the Issuer or both of a number of conditions, including among other customary closing conditions that (a) the adoption of the Merger Agreement by the affirmative vote of (i) the holders of a majority in voting power of the outstanding shares of Company Stock, voting together as a single class, and entitled to vote thereon and (ii) the holders of a majority in voting power of the outstanding shares of Company Stock, voting together as a single class, held by the stockholders other than CD&R, Stone Point and certain of their affiliates and portfolio companies and persons who are “officers” of the Issuer within the meaning of Rule 16a-1(f) of the Exchange Act, (b) the waiting period applicable to the consummation of the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired or been terminated and the necessary approvals, clearances or expirations of waiting periods under certain other antitrust, foreign direct investment and other laws have been obtained or deemed obtained as a result of the expiry of applicable waiting periods, (c) no court or other governmental authority has enacted, announced, issued, promulgated, enforced or entered into any law that restrains, enjoins, renders illegal or otherwise prohibits consummation of the Mergers and (d) the absence of a material adverse effect since the date of the Merger Agreement. Moreover, each party’s obligation to consummate the Mergers is subject to certain other conditions, including the accuracy of the other party’s representations and warranties (subject to certain materiality qualifiers) and the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to certain materiality qualifiers).

The Merger Agreement contains certain termination rights for the parties, including the right of either party, subject to specified limitations, to terminate the Merger Agreement if the Mergers are not consummated on or before November 27, 2023. The Merger Agreement also provides that upon termination of the Merger Agreement in specified circumstances, including termination by the Issuer to accept and enter into a definitive agreement with respect to a Superior Proposal, or termination by Parent following a Change of Recommendation, or the occurrence of other, customary circumstances, the Issuer must pay Parent a termination fee of $150,350,000. If the Issuer terminates the Merger Agreement to accept a Superior Proposal with (a) an Excluded Party prior to the Cut-Off Time or (b) any Person prior to the No-Shop Period Start Date, then the termination fee would be $69,392,000.

Upon the consummation of the Mergers, the Issuer will cease to be a publicly traded company and the Class A Common Stock will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer or the Reporting Persons. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Reporting Persons, the Issuer, Parent or Merger Subs or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Persons’ public disclosures.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed herewith as Exhibit I and incorporated by reference herein.

Support Agreement

As a condition and inducement to Parent’s willingness to enter into the Merger Agreement and concurrently with the execution and delivery of the Merger Agreement, certain of the Reporting Persons, the Issuer and Parent entered into a Support Agreement (the “Support Agreement”) pursuant to which, among other things, such Reporting Persons have agreed to support the transactions contemplated by the Merger Agreement and vote in favor of the matters to be submitted to the Issuer’s stockholders in connection with the Mergers, refrain from soliciting or supporting other Acquisition Proposals. Also pursuant to the Support Agreement, such Reporting Persons have agreed to contribute an aggregate of 3,889,405 shares of Class A Common Stock and 4,125,083 Focus LLC Units (and corresponding paired shares of Class B Common Stock), subject to reduction in certain circumstances as described in the Support Agreement, to an indirect sole owner of Parent in exchange for certain equity interests of such owner of Parent and thereafter, such Class A Common Stock and Focus LLC Units shall be contributed to Parent (the “Rollover”).

The Support Agreement will terminate upon the earliest to occur of the Closing, the valid termination of the Merger Agreement in accordance with its terms, an amendment to the Merger Agreement without the prior written consent of the Reporting Persons party thereto that reduces the amount of the Merger Consideration or changes the form of the Merger Consideration or the written consent of the parties.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement filed herewith as Exhibit J and incorporated by reference herein.

The consummation of the Merger and the Rollover are subject to the satisfaction of the conditions to the closing of the Merger and the Rollover, respectively, as described above and as set forth in the Merger Agreement and the Support Agreement. There can be no assurance as to whether the closing of the Merger and the Rollover will occur.

Subject to the terms of the Merger Agreement, Support Agreement and related documents, the Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, and to modify or withdraw any such plan or proposal at any time. The Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). As of the date of this Amendment No. 4, (i) Trident FFP is the record owner of 0 shares of Class A Common Stock, 8,250,165 common units of Focus LLC and an equal number of shares of Class B Common Stock, which common units are exchangeable at the option of the Issuer or Focus LLC on a one-for-one basis for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC or an equivalent amount of cash, (ii) Trident VI is the record owner of 955,755 shares of Class A Common Stock, (iii) Trident VI Parallel is the record owner of 6,701,039 shares of Class A Common Stock and (iv) Trident VI DE Parallel is the record owner of 142,016 shares of Class A Common Stock.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 20.6% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,935,962 shares of Class A Common Stock and 11,827,321 shares of Class B Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 21.6% of the outstanding shares of Class A Common Stock as calculated pursuant to Rule 13d-3. The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 65,935,962 shares of Class A Common Stock outstanding as of February 13, 2023, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 16, 2023, plus the 8,250,165 shares of Class A Common Stock that Trident FFP may acquire upon the conversion of the common units of Focus LLC held by Trident FFP.

Trident FFP GP, as the general partner of Trident FFP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP and Trident VI GP, as general partner of each of the Trident VI Partnerships, may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships.

Pursuant to the delegation of authority to Stone Point by Trident VI GP relating to the Trident VI Partnerships, Stone Point may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships.

James D. Carey, as a member and managing director at Stone Point and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP, Trident VI, Trident VI Parallel and Trident VI DE Parallel. Mr. Carey disclaims beneficial ownership of the shares held of record or beneficially by the Reporting Persons, except to the extent of any pecuniary interest therein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the other persons named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock since the date of filing of Amendment No. 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit I	Agreement and Plan of Merger, dated as of February 27, 2023, by and among Focus Financial Partners Inc., Ferdinand FFP Acquisition, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, and Focus Financial Partners, LLC. (incorporated by reference to Exhibit 2.1 to Focus Financial Partners Inc.’s Form 8-K, filed with the Securities and Exchange Commission on February 28, 2023).

Exhibit J	Support Agreement, dated as of February 27, 2023, by and among Trident FFP L.P., Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P., the Issuer, Parent and certain affiliates of Parent (incorporated by reference to Exhibit 10.1 to Focus Financial Partners Inc.’s Form 8-K, filed with the Securities and Exchange Commission on February 28, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

Trident FFP LP

By:	Trident FFP GP LLC, its general partner
By:	Trident VI, L.P., its sole member
By:	Trident Capital VI, L.P. its general partner
By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident VI Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident VI DE Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident FFP GP LLC

By:	Trident VI, L.P., its sole member
By:	Trident Capital VI, L.P. its general partner
By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident Capital VI, L.P.
By:	DW Trident VI, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer